UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-37758

CUSIP NUMBER 60855D 101
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Moleculin Biotech, Inc.
Full Name of Registrant

Former Name if Applicable

2575 West Bellfort, Suite 333
Address of Principal Executive Office (Street and Number)

Houston, Texas 77054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the period ended December 31, 2016 could not be filed within the prescribed time period because the Company requires additional time to prepare and review certain information in its financial statements. These delays could not be eliminated without unreasonable effort or expense. The Company expects to file the Form 10-K within the time period permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jonathan P. Foster, EVP & CFO	713	300-5160
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for the twelve months ended December 31, 2016 of $3,926,361, which includes non-cash expenses of approximately $450,000 which included $6,000 for depreciation and $324,000 for stock based compensation and other stock based expenses and a one-time expense of $120,000 related to the severance of the Company’s former Chief Financial Officer. This loss for the period is a significant increase from the loss for the period from July 28, 2015 (inception) to December 31, 2015 of $748,360 as the Company had, at that time, just begun operations.

The Company’s financial statements to be included in the Annual Report on Form 10-K for the year ended December 31, 2016 will be prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As of December 31, 2016, the Company has incurred an accumulated deficit of $4,674,721 since inception, and had not yet generated any revenue from operations. Additionally, management anticipates that its cash on hand as of December 31, 2016 plus the additional cash generated from its equity offering subsequent to year-end is sufficient to fund its planned operations into early 2018, but will not be sufficient to fund its planned operations for at least one year from the issuance of the financial statements. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

During the last quarter of fiscal 2016, and as the Company’s operational activities increased, management determined that it does not have sufficient segregation of duties within its accounting functions, which is a basic internal control. Due to the Company’s size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals. Management evaluated the impact of the Company’s failure to maintain effective segregation of duties on the assessment of the Company’s internal control over financial reporting and has concluded that the control deficiency represents a material weakness. Management intends to increase its accounting staff, as soon as economically feasible and sustainable, to remediate this material weakness.

Moleculin Biotech, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	4/3/2017	By:	/s/ Jonathan P. Foster, EVP & CFO